Via Facsimile and U.S. Mail
Mail Stop 6010

August 29, 2008

Mr. William C. Tepe
Chief Financial Officer
American Safety Insurance Holdings, Ltd.
The Boyle Building, 2nd Floor
31 Queen Street
Hamilton, HM 11 Bermuda

Re: **American Safety Insurance Holdings, Ltd.**
        Form 10-K for Fiscal Year Ended December 31, 2007
        Form 10-Q for Fiscal Quarter Ended June 30, 2008
        File No. 1-14795

Dear Mr. Tepe:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, please explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended December 31, 2007

Financial Statements

Note 2 – Investments in fixed maturity investments, page 90

1. Please disclose the types of securities and the amounts that are guaranteed by third parties along with their credit rating with and without the guarantee from the third parties for all of the applicable securities. Please also disclose any significant concentration in a financial guarantor, including both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor).

Note 4 – Fair Value Measurements, page 93

2. You disclosed that fair values for fixed maturities are provided by outside consultants. It appears to be the case from the disclosure that the outside consultants determine fair value rather than management:

   - If this is not the case, please revise your disclosure to clarify.
   - In either case, please describe the techniques and disclose the assumptions used to determine fair value.

   Further, while you are not required to indicate or infer that the outside consultants determine fair value, when you do, you must also disclose their names. If you include their names in or incorporate them by reference into a 1933 Securities Act filing, you will also need to include their consents.

Form 10-Q for the quarter ended June 30, 2008

Note 3 – Investments, page 10

3. You have an investment in preferred stock with an estimated fair value of $4.9 million that includes an unrealized loss of $1.8 million or an amount equivalent to almost 27% of your initial investment. Given the extent to which the cost of this investment exceeds the market value and the continuing declines in the market value of this investment since the third quarter of 2007 please tell us the factors that you considered in determining that this investment is not impaired at June 30, 2008.

Note 8 – Fair Value Measurements, page 17

4. You disclosed that you do not have any assets measured at fair value using significant unobservable inputs (Level 2) or significant unobservable inputs

(Level 3). However, you have investments with an estimated fair value of $191.6 million in mortgage-backed securities. Please disclose the amount of agency versus non-agency mortgage-backed securities. Based on the low volume and illiquidity in many mortgage-backed securities in recent months please tell us the factors that support classifying each of your agency and non-agency mortgage-backed securities as Level 1 inputs. Also with respect to your fixed maturity investments, tell us the factors that support classifying them as Level 1 considering comment two above.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gus Rodriguez, Staff Accountant, at (202) 551-3752, or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3387.

Sincerely,

Jim Rosenberg
Senior Assistant Chief
Accountant